SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEGRATED SILICON SOLUTION, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Scott D. Howarth

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

Tel: (408) 969-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

8911 Capital of Texas Highway

Austin, TX 78759

(512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

PRESS RELEASE

INTEGRATED SILICON SOLUTION, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER

San Jose, California (August 14, 2007) – Integrated Silicon Solution, Inc. (Nasdaq: ISSI) (the “Company” or “ISSI”), today announced that the company plans to commence a tender offer on or about August 15, 2007, in which it will repurchase up to $30 million in shares of its common stock for cash at a price per share not greater than $6.30 and not less than $5.70 per share, for a total repurchase of up to 5,263,157 shares at the low end of the price range, or 13.9% of the Company’s outstanding common stock. The offer will expire at 5:00 p.m., Eastern time on September 14, 2007, unless the offer is extended. On August 13, 2007, the last full trading day before the announcement of the tender offer, the reported closing price of the shares on Nasdaq was $5.75 per share. The purchase will be financed from the Company’s existing cash balances.

The modified “Dutch Auction” tender offer will give stockholders the opportunity to indicate how many of their shares and at what price within the $6.30 to $5.70 range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will purchase the shares at the lowest price per share within the per share price range that will enable it to purchase up to $30 million worth of shares, or if a lower number of shares are tendered, all of the shares that are properly tendered. If holders of more than $30 million of shares properly tender and do not withdraw their shares at or below the determined price per share, then the Company will purchase shares tendered by those stockholders owning fewer than 100 shares without pro ration, and all other shares will be purchased on a pro rata basis, subject to the conditional offer provisions that will be described in the offer to purchase that will be distributed to stockholders. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer. Stockholders whose shares are purchased in the tender offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The tender offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to stockholders. No brokerage fees or commissions will be charged to holders who tender their shares.

Although the Company’s Board of Directors has approved this tender offer, neither the Company’s Board of Directors nor its management is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making their decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

The Company previously announced on June 7, 2007 that its Board of Directors had authorized the Company to repurchase up to $30 million of its stock pursuant to repurchases to have been conducted under Rule 10b-18 under the Securities Exchange Act of 1934 through programs, including company stock purchase plans under Rule 10b5-1, through brokers or in privately-negotiated transactions with nonaffiliated stockholders. In connection with its approval of the proposed tender offer, the Board of Directors terminated the repurchase program. No shares were repurchased prior to the termination.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock and specific instructions will only be made pursuant to the Offer to Purchase and related materials to be mailed to stockholders beginning with the commencement of the offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. In addition, the Company will also file with the SEC on Schedule TO the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer, which will be available once filed through the SEC’s internet address at http://www.sec.gov without charge. These documents also may be downloaded without charge from the Company’s website at www.issi.com.

Mellon Investor Services will serve as the information agent and the depositary for the tender offer. Questions relating to the tender offer should be directed to Mellon Investor Services at toll free (800) 777-3674, or collect (201) 680-6654.

About the Company

ISSI is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI is headquartered in Silicon Valley with worldwide offices in China, Europe, Hong Kong, India, Korea and Taiwan. ISSI’s web site is at www.issi.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements concerning the terms of the tender offer are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include stock price volatility, the Company’s business conditions and cash balances, the effect of economic conditions and interest rates, and other risks listed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-Q for the three month period ended June 30, 2007. The Company assumes no obligation to update or revise the forward-looking statements in this release because of new information, future events, or otherwise.

CONTACT:

Scott Howarth

Vice-President & CFO

Investor Relations

(408) 969-6600

ir@issi.com